Mail Stop 4561

March 10, 2008

Ms. Pamela A. Little
Chief Financial Officer
ATS Corporation
7915 Jones Branch Drive
McLean, VA 22102

> **Re: ATS Corporation**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed March 26, 2007**
> **Form 10-Q for the period ended September 30, 2007**
> **Filed November 8, 2007**
> **File No. 000-51552**

Dear Ms. Little:

We have completed our review of the above referenced filings and have no further comments at this time.

Sincerely,

Kevin Woody
Accounting Branch Chief